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Dwight A. Kinsey DIRECT DIAL: +1 212 404 8727 PERSONAL FAX: +1 212 818 9606 E-MAIL: DAKinsey@duanemorris.com www.duanemorris.com

January 22, 2021

VIA EDGAR

Ms. Ada D. Sarmento
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4311
Washington, D.C. 20549

Re:	Evaxion Biotech A/S - Anticipated Price Range/

Registration Statement on Form F-1 (File No. 333-251982)

Dear Ms. Sarmento:

On behalf of Evaxion Biotech A/S (the “Company”), we submit this supplemental letter in response to Comment No. 8 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 18, 2020 (the “Comment Letter”), relating to the Draft Registration Statement on Form S-1 (CIK No. 0001828253), originally submitted on a confidential basis by the Company to the Commission on October 22, 2020, and as revised and further submitted on a confidential basis on November 25, 2020, December 16, 2020 and January 4, 2021 and publicly filed on January 8, 2021 (as amended, the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, certain information has been omitted and has been marked by [****] to show the portions redacted in the version filed via EDGAR and for which the Company is seeking confidential treatment.

[****] Certain information in this letter has been omitted and submitted separately with the Securities and Exchanges Commission. Confidential treatment has been requested by Evaxion Biotech A/S with respect to such portions of this letter.

Duane Morris LLP

January 22, 2021

Set forth below are the Company’s responses to the Staff’s Comment No. 8 in the Comment Letter. The responses below are based on information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced below in bold italics the text of the Staff’s comments in the Comment Letter. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Critical Accounting Policies and Estimates

Ordinary Share Valuation, page 113

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the awards underlying your warrants and/or options and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including unit-based compensation. Please discuss with the staff how to submit your response.

RESPONSE:

Determination of Estimated Preliminary Initial Public Offering Price Range

The Company supplementally advises the Staff that, although not yet reflected in the Registration Statement, based on (i)  discussions with the Company’s Board of Directors (the “Board”), with the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), (ii)  over ten testing-the-water meetings with professional investors and (iii) current market conditions, if the Company were to commence marketing of the IPO today the Company anticipates that the estimated price range would be $[****] to $[****] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[****] per share (the “Midpoint Price”).

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the bona fide price range to be disclosed in an amendment to the Registration Statement and the preliminary prospectus will be. Furthermore, the actual bona fide price range to be included in an amendment to the Registration Statement and preliminary prospectus is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company and its markets. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the price range for the IPO remains under discussion between the Company and the Underwriters. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00 or 10% of the low end of the range, unless otherwise approved by the Staff.

[****] Certain information in this letter has been omitted and submitted separately with the Securities and Exchanges Commission. Confidential treatment has been requested by Evaxion Biotech A/S with respect to such portions of this letter.

Duane Morris LLP

January 22, 2021

The Company advises the Staff that a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Purpose

The purpose of this letter is to provide support the Company’s Ordinary Shares (“Ordinary Shares”) values used by management in the determination of the share-based compensation expense recognized in the consolidated financial statements of the Company and the disclosures included in the consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement and any subsequent amendments. This letter focuses on warrants issued from January 1, 2019 through December 31, 2020, a period of 24 months prior to the anticipated effective date of the Company’s Registration Statement.

The Company’s remuneration philosophy has historically been one in which employees are offered annual performance-based remuneration through the issuance of warrants, with an exercise price equal to the then nominal value of the Ordinary Shares. This exercise price has historically been significantly below the then current valuation as determined by sales of the Company’s Ordinary Shares in arms-length transactions with unrelated third-party investors. This allowed the Company to conserve cash that would normally be expended through an annual cash bonus plan. This effort to conserve cash has also historically applied to some external consultants and board members.

Since its inception in 2008, the Company has granted warrants during annual performance evaluations based on a formalized grid describing the “bonus amount” for annual performance and title level, which is then converted into warrants to each individual grantee. The conversion into the number of warrants is based on the value per share received by the Company in the latest capital increase. For accounting purposes, the expense recognized related to the warrants has been based on an interpolation between capital increase dates or a valuation performed on the Company’s Ordinary Shares.

Duane Morris LLP

January 22, 2021

Relevant Accounting Guidance

For purposes of this letter, the Company considered the following accounting guidance:

•	International Financial Reporting Standards (“IFRS”) 2, Share-based Payment (“IFRS 2”);

•	American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Practice Aid”); and

•	Deloitte Financial Reporting Alert – Interpolation Considerations for Valuing Share-Based Compensation, March 2017 (“DT Interpolation Guide”)

Overview

The Company has evaluated the fair value of its warrants for all grants made since January 1, 2019 through December 31, 2020 to support the critical accounting estimates disclosed in the Company’s Registration Statement. As noted above, the Registration Statement included the Company’s audited statements of financial position as of December 31, 2018 and 2019 and unaudited statement of financial position as of September 30, 2020. In addition, the Company has disclosed detailed information on warrants issued through December 31, 2020 in the Registration Statement under the sections entitled “Management – Warrant Incentive Plan” and “Description of Share Capital – Our Warrants – Our EIB Warrants.” Warrants granted since the inception of the Company on August 11, 2008 through the date of this letter are as follows (Note – the Company effected a 2-for-1 stock split and an issuance of 17-for-1 bonus shares as of January 4, 2021 which are reflected in the table below in the right column:

Date	No. of Warrants Granted (pre- Split)	No. of Warrants Granted (post- Split)
Inception (August 11, 2008) to January 1, 2018	41,161	1,481,796
December 2018 *	5,348	192,528
January 2019 **	1,256	45,216
February 2019 *	221	7,956
September 2019 *	1,500	54,000
October 2019 *	4,185	150,660
December 2020	10,088	363,168
Total	63,759	2,295,324

* 11,254 pre-split (or 405,144 post-split) warrants were issued in 2020 in accordance with the established criteria in the employment contracts. The Company accounts for these warrants when the employee begins providing the requisite service required to receive the award. The fair value of the award is estimated based on the underlying Ordinary Share value on this date.

** 1,256 pre-split (or 45,276 post-split) warrants had not been authorized for issuance by the board of directors when warrant holder forfeited. Accordingly, the Company recognized an expense for the services delivered when the employee began providing requisite service required but accounted for the forfeiture when the employee left the Company. No formal authorization was obtained from the board of directors as the warrants were not ultimately issued.

Duane Morris LLP

January 22, 2021

No other warrants have been approved by the Board from and after December 31, 2020 through the date of this letter and no warrants have been exercised as of the date of this letter.

Summary of Evaluation Methodology

a.	Background

The value of the Company’s Ordinary Shares is ultimately based on the fair value of the Company’s equity1. To determine the value of the equity, the Company can either estimate the total value of its equity and calculate an appropriate per share value for the Ordinary Shares, or it could use public market transactions. As the Company has been a private company since its inception, there are no public market data available to use in valuing the Ordinary Shares underlying the Company’s warrants. Thus, while estimating the underlying fair value of the Company’s equity and Ordinary Shares, the management has exercised significant judgement.

b.	Equity Valuation – Capital Transactions

The Company considered several potential data points when determining the appropriate value of its Ordinary Shares2. These included both capital transactions in which the Company sold Ordinary Shares to unrelated third-party investors in arms-length negotiated transactions, as well as other financing transactions that could potentially be settled in Ordinary Shares and for which an Ordinary Share value was established.

1 The Company’s equity value could be derived from its enterprise value. An enterprise value incorporates all of an entity’s capital (both debt and equity) and thus equals an entity’s equity value plus debt less cash. One could utilize an enterprise value to derive an entity’s equity value. Both the market approach and income approach directly estimate an entity’s enterprise value. This would then be adjusted by any debt and/or cash to arrive at the entity’s equity value.

2 The Company has one share class. All observable transactions were for the same share class.

Duane Morris LLP

January 22, 2021

Capital Transactions: The Company has had a series of capital transactions where the Company’s Ordinary Shares were sold to unrelated third parties in arms-length negotiated transactions. These transactions have occurred throughout the period in which the Company’s warrants have been granted and accrued. There were four capital transactions which the Company considered when estimating its Ordinary Share value between January 1, 2019 and December 31, 2020. Since these transactions involved the sale of Ordinary Shares to unrelated third-party investors in arms-length negotiated transactions, the Company concluded that these values represented the best available evidence to support the fair value of the Company’s equity on the dates of such transactions.

In each of these transactions, the relative ownership of the Company was affected, and a share value was established. The fair values of the warrants based on actual share prices as of the dates of each capital transactions with a reduction for the exercise price. Below the actual share prices are as follows:

Valuation Date (As of Date)	Fair Value Price Per Ordinary Share (Post-Split)	Fair Value Price Per Ordinary Share (Post-Split)
	(DKK)	(USD)
July 17, 2019	[****]	[****]
December 19, 2019	[****]	[****]
September 17, 2020	[****]	[****]
October 15, 2020	[****]	[****]

The Company concluded that these transactions provide the strongest evidence of the Ordinary Share values on these specific dates and used these values as the basis to estimate the fair value of the Ordinary Shares underlying the Company’s warrants on their respective grant dates for the purposes of determining the compensation expense associated with the issuance of such warrants.

Except for the EIB Warrants (as defined in the Registration Statement), all of the Company’s warrants are exercisable for DKK 1 per warrant (post-split) and accordingly, management has concluded that the exercise price thereof is nominal and, therefore, the warrants are effectively “penny” warrants. As such, the Company values the warrants using the intrinsic value method, defined as the fair value of the underlying Ordinary Share on the grant date less the exercise price. This approach is similar to the methodology commonly used to value restricted stock awards or restricted stock units. While the warrants have characteristics similar to options (exercise price, contractual term, etc.), the Company considers them to be deeply “in the money” and, as a result, there is a minimal time value. The Company considered using other valuation methods, such as the Black-Scholes-Merton Model, but noted that the output from such valuation models would be materially consistent with the award value calculated using the intrinsic value method. All warrants granted have a contractual expiration in 2036 and given the long life of the awards and the nominal exercise price, the Company has chosen to value these awards in a similar fashion to restricted stock awards or restricted stock units.

[****] Certain information in this letter has been omitted and submitted separately with the Securities and Exchanges Commission. Confidential treatment has been requested by Evaxion Biotech A/S with respect to such portions of this letter.

Duane Morris LLP

January 22, 2021

Details of Capital Transactions:

As of July 17, 2019

The Company sold Ordinary Shares for this price on this date which was DKK 2,030.50 per share pre-split (or DKK 56.40 per share post-split) based on the capital transaction that happened on July 17, 2019. This transaction involved various unrelated third-party investors in a negotiated arms-length transaction where 27,713 shares pre-split (977,668 shares post-split) were sold for DKK 2,030.50 per share (or DKK 56.40 per share post-split). The aggregate fair value of the shares on the issuance date amounted to $8.5 million.

As of December 19, 2019

The Company sold Ordinary Shares for this price on this date which was DKK 2,112.00 per share pre-split (or DKK 58.67 per share post-split) based on the capital transaction that happened on December 19, 2019. This transaction involved various unrelated third-party investor in a negotiated arms-length transaction where 3,285 shares pre-split (118,260 shares post-split) were sold for DKK 2,112.00 per share (or DKK 58.67 per share post-split). The aggregate fair value of the shares on the issuance date amounted to $1.0 million.

As of September 17, 2020

The Company sold Ordinary Shares for this price on this date which was DKK 2,005.92 per share pre-split (or DKK 55.72 per share post-split) based on the capital transaction that happened on September 17, 2020. This transaction involved various unrelated third-party investors in a negotiated arms-length transaction where 20,705 shares pre-split (745,380 shares post-split) were sold for DKK 2,005.92 per share (or DKK 55.72 per share post-split). The value per Ordinary Share on the registration date on September 17, 2020 in the Company’s functional currency was DKK 1,002.9 per share (post-Split). The aggregate fair value of the shares on the issuance date amounted to $6.6 million.

Duane Morris LLP

January 22, 2021

As of October 15, 2020 and November 13, 2020

The Company determined that the estimated fair value of its Ordinary Shares on a nonmarketable, minority interest basis was DKK 2,017.08 per share pre-split (or DKK 56.03 per share post-split) based on the capital transaction that happened in October 2020 (and closed on November 13, 2020). This transaction involved various unrelated third-party investors in a negotiated arms-length transaction where 7,476 shares pre-split (269,136 shares post-split) were sold for DKK 2,017.08 per share. The value per Ordinary Share on the registration date on November 13, 2020 in the Company’s functional currency was DKK 1,008.45 per share (post-split). The aggregate fair value of the shares on the issuance date amounted to $2.4 million.

c.	Equity Valuation – Other Valuation Methodology

The Company issued additional warrants on December 17, 2020. In connection therewith, the Company used a third-party valuation firm to assist in determining the fair value of the Company’s Ordinary Shares. The assumptions used in the valuation report include the recent financing as of November 13, 2020 as a data point since that transaction was a negotiated arms-length transaction with unrelated third-party investors. In addition, as the Company continues to progress towards an IPO with its initial public filing on January 8, 2021, management and the Board also considered the Midpoint Price of $[****]. As noted above, the IPO price range was determined based on over ten testing-the-water meetings with professional investors, input from the lead underwriters for the Company’s anticipated IPO and current market conditions assuming the Company were to commence marketing of the IPO as of the date hereof.

The Company adjusted and weighted the two value indications as described below to determine the fair market value of the Company’s Ordinary Shares underlying the ADSs:

1)	Capital market transaction – As the value indication is based on a capital market transaction rather than an income-based valuation, no adjustment for discount for lack of marketability (“DLOM”) has been performed. Further, given the close proximity between the valuation date and the capital market transaction, no compounding to account for timing differences has been applied; and

[****] Certain information in this letter has been omitted and submitted separately with the Securities and Exchanges Commission. Confidential treatment has been requested by Evaxion Biotech A/S with respect to such portions of this letter.

Duane Morris LLP

January 22, 2021

2)	IPO – Again, given the close proximity to the anticipated IPO, no discounting has been performed. A relatively limited DLOM of 10% has been applied to this value indication to reflect the non-marketability in the period until the expected IPO.

The adjustments to the value indications and the subsequent weighting hereof is illustrated in the below table:

	Staying Private	IPO
	Post-Split	Post-Split
Price in USD	$[****]	$[****]
DLOM	-	[****]%
Price after DLOM in USD	$[****]	$[****]
Weighting assigned	[****]%	[****]%
Fair value in USD	$[****] (post-split)
Fair value in DKK	DKK [****](post-split)

The weighting of the two value indications, i.e., the capital market transaction and the expected IPO price, was based on management’s best estimate as of December 17, 2020 which was the date of the Board of Directors issuing the warrants. Although the Company is moving towards an IPO, there were no firm commitments by the underwriters and there could still be changes in plan between the public filing and anticipated effective date. Therefore, although a higher weight has been applied to the expected IPO price, a relatively high weight was also applied to the November 13, 2020 transaction, considering that the value from that transaction was based on an actual transaction with an unrelated third party, with knowledge of the Company’s IPO plans at the time, in a negotiated arms-length transaction and that there have been no significant changes in the underlying business of the Company subsequent to the November 13, 2020 transaction.

Share-Based Payment Award Valuation Methodology:

Summary:

The Company’s warrants are exercisable for nominal consideration. The Company uses a linear interpolation to estimate the value of the Ordinary Shares for warrant grants which did not occur on one of the valuation dates described above. The Ordinary Share values established in the transactions described herein provide the starting and ending value for the Ordinary Share over the relevant time horizon. The Company then interpolates the value of the Ordinary Share on the specific warrant grant date by calculating the slope of the line between the two valuation dates and using the slope of this line to solve for the Ordinary Share value on the specific warrant grant date, except for the December 2020 grant. Since the issuance date for these warrants was December 17, 2020, the Company determined that the value as of December 31, 2020 would approximate the issuance date fair value of the Ordinary Shares. These Ordinary Share values are then used to calculate the warrants’ intrinsic values.

[****] Certain information in this letter has been omitted and submitted separately with the Securities and Exchanges Commission. Confidential treatment has been requested by Evaxion Biotech A/S with respect to such portions of this letter.

Duane Morris LLP

January 22, 2021

Ordinary Share Fair Value - Linear Interpolation Considerations:

The Company’s Ordinary Share value has increased over time, as noted above. To determine the most appropriate way to estimate the rate at which that increase occurred, the Company considered the guidance provided in the DT Interpolation Guide which provides the following:

Management should consider qualitative and quantitative factors when assessing the current fair value of the underlying shares as of the grant date if a current independent valuation is not readily available. A current independent valuation could be based on a recent arms-length willing buyer, on a willing seller transaction (an “orderly transaction”), or on value indications under the income and market approaches that are reconciled to a value estimate. The relevance of qualitative and quantitative factors becomes greater as the period between the most recent valuation and the grant date increases.

We believe when management performs its assessment of fair value, it should consider the factors outlined in the AICPA’s Accounting and Valuation Guide Valuation of Privately-Held- Company Equity Securities Issued as Compensation (the “AICPA Guide”). However, those factors are not all-inclusive since an entity’s specific circumstances may affect valuation. In the absence of an orderly transaction or the data needed for an entity to apply the income and market approaches, the entity should work with its auditor and an independent valuation specialist to ensure that it has properly identified all relevant factors that could affect the fair value of the underlying share price.

When evaluating the factors in the AICPA Guide, management should determine whether there have been any positive or negative changes to the fair value of the underlying shares since the most recent independent valuation. Accordingly, management may consider the following in making its determination:

•	Material changes in milestones established by the entity — Enterprise milestones factored into the previous valuation might include expectations and timing of achieving proof of concept, establishing certain strategic relationships, securing key resources, obtaining regulatory approval, or achieving breakeven operations or profitability.

Duane Morris LLP

January 22, 2021

•	Material changes in management’s forecast — Changes in forecasted revenue, margins, or profitability assumed as of the last valuation.

•	Material changes in strategic relationships with major suppliers or customers — A loss or gain of a major supplier or customer can materially affect the entity if it was not factored into the previous valuation. Further, changes in the financial health and profitability of strategic suppliers or customers can also affect the entity’s valuation.

•	Material changes in enterprise cost structure and financial condition — A change in the cost structure flexibility (i.e., relationship between fixed and variability cost) may affect the entity’s previous expectations regarding its cash burn rate and future financial strength.

•	Material changes in competence of management team — A change in the experience and competence of the management team may affect the future strategic objectives and direction of the entity.

•	Material changes in existing proprietary technology, products, or services — The nature of the industry, patents, exclusive license arrangements, and enterprise-owned and developed intellectual property may significantly affect an entity’s valuation. Rapidly changing technology and a high likelihood of product obsolescence should be evaluated when the entity does not have proprietary technology.

•	Material changes in workforce and workforce skills — For certain entities, the quality of the workforce as a result of specialized knowledge or skills of key employees can be a significant input into an entity’s valuation and should be evaluated.

•	Material change in the state of the industry and economy — Local, national, and global economic conditions may adversely or positively affect an entity.

•	Material third-party arm’s-length transactions in the entity’s equity — These types of transactions should be evaluated since they may indicate that the fair value of the underlying shares have fluctuated.

Duane Morris LLP

January 22, 2021

•	Material changes in valuation assumptions used in the last valuation — The likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of an entity or significant changes in the financial metrics or the valuations of the entity’s publicly traded comparable companies…

…Entities should evaluate the use of an interpolation or extrapolation framework to estimate the fair value of the underlying shares when the entity grants equity between two independent valuations or after an independent valuation. In Example 1 below, a linear interpolation framework is used; however, management should not necessarily analogize to the facts in that example. Entities should evaluate the appropriateness of using an interpolation framework and should consider the factors outlined above when using such a framework.

The Company has adopted a valuation framework which includes a number of qualitative and quantitative factors, based on the guidelines outlined above. The most significant factors were:

•	the Company’s stage of development;

•	the impact of significant corporate events or milestones;

•	material risks related to the business;

•	the Company’s actual operating results and financial condition, including the Company’s level of available capital resources;

•	equity market conditions affecting comparable public companies;

•	the likelihood and potential timing of achieving a liquidity event for the shares of common stock, such as an initial public offering given prevailing market and biotechnology sector conditions;

•	that the grants involved illiquid securities in a private company; and

•	financing transactions, acquisitions or other business events which may have a significant impact on the Company’s operations, capital structure or future payment obligations.

There were no significant changes in the factors noted above or other transactions or events which, in the Company’s view, caused a non-linear increase (in USD) in the Ordinary Share value between transaction dates during the year ended December 31, 2019 and through the date of this memo. The increase in share value has been the result of the Company’s operations and progress in development of its proprietary drug candidates and technology platforms, which have occurred steadily over time. The assessment of all relevant factors led the Company to conclude that a linear interpolation and extrapolation methodology would be the most appropriate and representative of the rate of increase in the Company’s Ordinary Share value over the timeframe considered.

Duane Morris LLP

January 22, 2021

Refer to the summary below for the grant date fair value assigned to the warrants granted between January 1, 2019 and December 31, 2020:

Grant Date	Number of Warrants Granted (Post-Split)	Ordinary Share Fair Value (Post-Split) (DKK)	Ordinary Share Fair Value (Post- Split) (USD)	Ordinary Share Valuation Method
January 2019	45,216	37.08	5.7	Interpolation
February 2019	7,956	42.60	6.5	Interpolation
September 2019	54,000	56.40	8.3	Interpolation
October 2019	150,660	56.40	8.2	Interpolation
December 2019*	126,972	57.48	8.6	Interpolation
December 2020	363,168	[****]	[****]	Valuation

Exchange rate applied in the table above is the exchange rate at grant date.

*The Company is obligated to issue warrants to employees under the terms of their employment agreements. The service dates of December 31, 2019 and January 1, 2020 are used as the valuation date for accounting purposes for these awards. The 2019 awards were based on targets achieved on December 31, 2019, while the 2020 awards were based on service inception date. These dates represent the dates on which these awards have been valued. In addition, since the Company’s financial statements were not finalized until June 2020 and the Company had a commitment from an external investor to purchase shares at DKK [****] in May 2020 (which subsequently closed in September 2020), management used the commitment as support for fair value to interpolate the fair value of the Company’s Ordinary Shares in January 2020.

Conclusion

In conclusion, the differences between the estimated IPO price (i.e., the Midpoint Price), the latest valuation price and the prior valuations are reasonable in light of all of the considerations outlined above. Since the exercise price of the Company’s warrants is equal to the nominal value of the Ordinary Shares on the date of grant, the Company has included the differences between the exercise price and the respective valuations of the Company’s Ordinary Shares as a share-based compensation expense in the Company’s consolidated financial statements included in the Registration Statement.

[****] Certain information in this letter has been omitted and submitted separately with the Securities and Exchanges Commission. Confidential treatment has been requested by Evaxion Biotech A/S with respect to such portions of this letter.

Duane Morris LLP

January 22, 2021

In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

The Company respectfully requests that the information contained in this response letter be treated as confidential information and that the Commission provide timely notice to Lars Staal Wegner, Evaxion Biotech A/S Bredgade 34E, 1260 Copenhagen K, Denmark, telephone=45 53 53 18 50, before the Commission permits any disclosure of the underlined and highlighted information contained in the marked version of this response letter enclosed herewith.

We thank the Staff in advance for its consideration of this letter. Please do not hesitate to contact me by telephone at (212) 404-8727, by fax at (212) 818-9606 or by email at dakinsey@duanemorris.com or Rina R. Patel by telephone at (212) 404-8736, by fax at (212) 818-9607 or by email at rrpatel@duanemorris.com with any questions or comments regarding this letter.

Very truly yours,

Dwight A. Kinsey